ACT 2/26/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-35079 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III


02006082


RECEIVED
FEB 25 2002
366

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH SECURITIES, LTD.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 WILLIAM PENN WAY
(No. and Street)

| LANCASTER | PA | 17605-0008 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DERRY YOUNG (717) 299-5284
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
(Name — *if individual, state last, first, middle name*)

| 1685 CROWN AVENUE | LANCASTER | PA | 17601 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, DERRY YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGH SECURITIES, LTD., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

Notarial Seal
Leah E. Treichler, Notary Public
East Lampeter Twp., Lancaster County
My Commission Expires Oct. 11, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beard Miller Company LLP

Certified Public Accountants and Consultants

HIGH SECURITIES, LTD.

LANCASTER, PENNSYLVANIA

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

HIGH SECURITIES, LTD.
LANCASTER, PENNSYLVANIA
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

---

INDEX

Beard Miller
Company LLP
Certified Public Accountants and Consultants

Board of Directors
High Securities, Ltd.
Lancaster, Pennsylvania

Independent Auditors' Report

We have audited the accompanying balance sheets of High Securities, Ltd. (a Pennsylvania S-Corporation) as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Securities, Ltd. as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America .

Beard Miller Company LLP

Lancaster, Pennsylvania
January 21, 2002

High Securities, Ltd.

## BALANCE SHEETS

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 236,211 | $ 206,698 |
| Accounts receivable - related party | 0 | 2,500 |
| Total current assets | $ 236,211 | $ 209,198 |
| Investments | 3,300 | 3,300 |
| Total Assets | $ 239,511 | $ 212,498 |
| **LIABILITY AND STOCKHOLDER'S EQUITY** | | |
| Current Liability - Accrued expenses | $ 471 | $ 298 |
| Stockholder's Equity: | | |
| Common stock, 1¢ par value - 10,400 shares authorized and issued | $ 104 | $ 104 |
| Additional paid-in capital | 14,001 | 14,001 |
| Retained earnings | 251,330 | 224,490 |
| Less: Cost of treasury stock (3,016 shares) | (26,395) | (26,395) |
| Total stockholder's equity | $ 239,040 | $ 212,200 |
| Total Liability and Stockholder's Equity | $ 239,511 | $ 212,498 |

See notes to financial statements

High Securities, Ltd.

## STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Revenue: | | |
| Commissions and fees | $ 190,431 | $ 104,160 |
| Interest | 1,799 | 2,567 |
| Total revenue | $ 192,230 | $ 106,727 |
| Expenses: | | |
| Insurance | $ 39 | $ 135 |
| Legal and professional | 5,742 | 6,071 |
| Office and administrative | 152,082 | 102,923 |
| Pennsylvania capital stock tax | 1,109 | 1,020 |
| Regulatory fees | 6,418 | 6,053 |
| Total expenses | $ 165,390 | $ 116,202 |
| Net income (loss) | $ 26,840 | ($ 9,475) |
| Retained earnings - beginning of year | 224,490 | 233,965 |
| Retained earnings - end of year | $ 251,330 | $ 224,490 |

See notes to financial statements

High Securities, Ltd.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Operating Activities: | | |
| Net income (loss) | $ 26,840 | ($ 9,475) |
| Decrease in accounts receivable - related party | 2,500 | 165,840 |
| Increase (decrease) in accrued expenses | 173 | (77,561) |
| Net cash provided by operating activities | $ 29,513 | $ 78,804 |
| Investing Activity - Investment purchases | 0 | (3,300) |
| Net increase in cash and cash equivalents | $ 29,513 | $ 75,504 |
| Cash and cash equivalents - beginning of year | 206,698 | 131,194 |
| Cash and cash equivalents - end of year | $ 236,211 | $ 206,698 |

See notes to financial statements

High Securities, Ltd.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 1: Company Operations

The Company was formed on October 17, 1985 for the purpose of registering as a broker-dealer selling interests in direct participation and capital raising programs.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2001 or 2000 and consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $235,740 and $206,400, respectively, which was $230,740 in excess of its required net capital of $5,000 in 2001 and $201,400 in excess of its required net capital of $5,000 for 2000. The Company's aggregate indebtedness to net capital ratio was .002 to 1 in 2001 and .001 in 2000.

NOTE 4: Income Taxes

By consent of its stockholder, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for individual federal and state income taxes on the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

NOTE 5: Investments

During 2000, the Company purchased 300 warrants of the NASDAQ STOCK MARKET, INC. for $3,300. The warrants are exercisable in four tranches from June 2003 to June 2006. These warrants are valued at cost which approximates market value as of December 31, 2001 and 2000.

High Securities, Ltd.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE 6: Related Party Transactions

The Company's commission and fee revenue for 2001 and 2000 was derived from selling interests in related parties' direct participation and capital raising programs. These related parties are in a position to, and in the future may, influence the revenue volume of High Securities, Ltd. for the benefit of another company in a related line of business.

High Securities, Ltd. has a contract with a related party to receive various administrative services. Total expense related to this contract for 2001 and 2000 was $ 150,000 and $102,600, respectively.

The agreements between the Company and related parties are not the result of arms-length negotiations.

NOTE 7: Concentration of Credit Risk

At December 31, 2001, the carrying amount of the Company's deposits with one bank was $236,211. Of this balance, $100,000 was covered by federal depository insurance. By policy, the Company places its cash deposits and temporary cash investments with high credit quality financial institutions.

Beard Miller
Company LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on
Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
High Securities, Ltd.
Lancaster, Pennsylvania

We have audited the financial statements of High Securities, Ltd. (a Pennsylvania S-Corporation) for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 21, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

In connection with our audits, we have also audited the supplementary schedules of the Financial and Operational Combined Uniform Single Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, we have performed a reconciliation pursuant to Rule 17a-5(d)(4) and no material differences were noted. We also determined that High Securities, Ltd., during the years ended December 31, 2001 and 2000, was in compliance with the exemptive provisions of Rule 15c3-3, (k)(2)(i) in that it carried no margin accounts, promptly transmitted all customer funds, and held no funds or securities for, nor owed money nor securities to, its customers.

The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 21, 2002

Schedule I

High Securities, Ltd.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001 and 2000

| | 2001 | 2000 |
| --- | --- | --- |
| Total Stockholder's Equity | $ 239,040 | $ 212,200 |
| Less non-allowable assets | 3,300 | 5,800 |
| Net Capital | $ 235,740 | $ 206,400 |

Beard Miller
Company LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on
Internal Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
High Securities, Ltd.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of High Securities, Ltd. (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 21, 2002